SEC File Number: 1-9601

CUSIP Number: 482740206;

482740107

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 1-9601

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2010

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

K-V Pharmaceutical Company

Full Name of Registrant

N/A

Former Name if Applicable

One Corporate Woods Drive

Address of Principal Executive Office (Street and Number)

Bridgeton, MO 63044

City, State and Zip Code

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

K-V Pharmaceutical Company (the “Company”) was not in a position to file its Annual Report on Form 10-K for the Company’s fiscal year ended March 31, 2010 (the “Form 10-K”) with the U.S. Securities and Exchange Commission (the “SEC”) due to the time required to complete the filings of its other delayed reports required to be filed with the SEC, including its Form 10-Q’s for the quarters ended September 30, 2009 and December 31, 2009, both of which were filed on June 10, 2010.

The Company intends to file the Form 10-K as soon as it is completed, but is unable, at this time, to estimate when the

Form 10-K will be filed.

Upon completion of the Company’s evaluation of its internal controls over financial reporting, the Company expects to report in its Form 10-K, when filed, a number of material weaknesses in internal controls over financial reporting. In addition, the Company believes that there is substantial doubt regarding its ability to continue as a going concern and, as a result, the Company expects that the report of its independent registered public accounting firm accompanying its annual consolidated financial statements likely will include an explanatory paragraph disclosing the existence of substantial doubt regarding the Company’s ability to continue as a going concern.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Janice C. Forsyth	(314)	645-6600
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that it will experience significant changes in its results of operations from the corresponding period for the last fiscal year to be reflected by the earnings statements to be included in the Form 10-K when ultimately filed. As the Company previously disclosed, on March 2, 2009, the Company entered into a consent decree with the FDA regarding the Company’s drug manufacturing and distribution, which was entered by the U.S. District Court, Eastern District of Missouri, Eastern Division on March 6, 2009. The consent decree requires, among other things, that, before resuming manufacturing, the Company retain and have an independent expert undertake a review of the Company’s facilities and certify compliance with the FDA’s current good manufacturing practice regulations. The Company’s actions and the requirements under the consent decree have had a material adverse effect on the Company’s results of operations and liquidity position.

Also, on December 23, 2008, the Company announced it had voluntarily suspended all shipments of its FDA approved drug products in tablet form and, effective January 22, 2009, the Company voluntarily suspended the manufacturing and shipment of the remainder of its products, other than three products it distributes but does not manufacture and which do not generate a material amount of revenue for the Company. During the fiscal year ended March 31, 2010, while not generating any material revenues as a result of the suspension of shipments, the Company had to meet ongoing operating costs related to its employees, facilities and FDA compliance, as well as costs related to the steps the Company currently is taking to prepare for reintroducing the Company’s approved products to the market. As a result, the Company anticipates that it likely will post a net loss for the fiscal year ended March 31, 2010.

At present, the Company is unable to provide a reasonable estimate of the results of operations for the fiscal year ended March 31, 2010 due to the ongoing nature of the various matters described above.

* * * * * * * * *

K-V Pharmaceutical Company

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 15, 2010

K-V Pharmaceutical Company

By:	/s/ Gregory J. Divis, Jr.
Gregory J. Divis, Jr.
Interim President and Interim Chief Executive Officer